Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2021. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on April 28, 2021.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected condensed consolidated financial and other data for each of the nine-month periods ended September 30, 2020 and 2021, and as of December 31, 2020 and September 30, 2021. The selected condensed consolidated statement of comprehensive income, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the nine-month periods ended September 30, 2020 and 2021.

Euroseas Ltd. – Summary of Selected Historical Financials

	Nine Months Ended September 30,
	2020	2021
Statement of Comprehensive Income Data
Time charter revenue	43,148,575	57,980,391
Commissions	(1,878,833)	(2,340,579)
Voyage expenses	(1,290,792)	(588,706)
Vessel operating expenses	(24,710,877)	(21,431,974)
Drydocking expenses	(437,106)	(2,898,981)
Related party management fees	(4,048,805)	(3,201,105)
Vessel depreciation	(5,001,837)	(4,789,629)
Net gain / (loss) on sale of vessels	1,305,016	(9,417)
General and administrative expenses	(2,274,205)	(2,247,097)
Other operating income	2,687,205	1,298,318
Loss on write-down of vessel held for sale	(121,165)	-
Operating income	7,377,176	21,771,221
Other expenses, net	(3,911,052)	(1,570,879)
Net income	3,466,124	20,200,342
Dividend Series B Preferred Shares	(524,621)	(255,324)
Preferred deemed dividend	-	(345,423)
Net income attributable to common shareholders	2,941,503	19,599,595
Weighted average number of shares outstanding during the period, basic	5,621,159	6,898,195
Earnings per share attributable to common shareholders-basic	0.52	2.84
Weighted average number of shares outstanding during the period, diluted	5,621,159	6,942,614
Earnings per share attributable to common shareholders-diluted	0.52	2.82

	Nine Months Ended September 30,
Cash Flow Data	2020	2021
Net cash provided by operating activities	1,704,248	26,723,068
Net cash provided by / (used in) investing activities	11,526,943	(10,787,712)
Net cash used in financing activities	(14,347,323)	(12,031,727)

Balance Sheet Data	December 31, 2020	September 30, 2021
Total current assets	9,690,793	10,949,642
Vessels, net	98,458,447	94,436,772
Advances for vessels under construction	-	7,615,944
Advances for vessel acquisition	-	2,557,920
Other non-current assets	2,433,768	4,463,945
Total assets	110,583,008	120,024,223
Total current liabilities	28,645,782	21,585,628
Total long-term liabilities	46,582,223	44,439,916
Long term bank loans, including current portion	66,865,348	59,233,976
Related party loan, current	2,500,000	-
Total liabilities	75,228,005	66,025,544
Mezzanine equity	8,019,636	-
Total shareholders' equity	27,335,367	53,998,679

	Nine Months Ended September 30,
	2020	2021
Other Fleet Data (1)
Number of vessels	18.17	14.0
Calendar days	4,978.0	3,822.0
Available days	4,767.7	3,764.7
Voyage days	4,564.1	3,708.0
Utilization Rate (percent)	95.7%	98.5%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	9,171	15,478
Vessel Operating Expenses	4,964	5,608
Management Fees	813	837
General and Administrative Expenses	457	588
Total Operating Expenses excluding drydocking expenses	6,234	7,033
Drydocking expenses	88	758

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2020 (“Item 5A-Operating Results.”) filed on April 28, 2021.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2020). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of comprehensive income and our calculation of TCE rates for the periods presented.

	Nine Months Ended September 30
	2020	2021
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	43,148,575	57,980,391
Voyage expenses	(1,290,792)	(588,706)
Time Charter Equivalent or TCE Revenues	41,857,783	57,391,685
Voyage days	4,564.1	3,708.0
Average TCE rate	9,171	15,478

Nine months ended September 30, 2021 compared to nine months ended September 30, 2020

Time charter revenue. Time charter revenue for the nine-month period ended September 30, 2021 was $58.0 million, increased by 34.4% compared to the same period in 2020 during which time charter revenue amounted to $43.2 million. This increase was due to the higher average charter rates earned by our vessels during the period as compared to the same period of 2020. An average of 14.0 vessels operated in the nine months of 2021 for a total of 3,822 ownership days as compared to an average of 18.17 vessels during the same period in 2020 or 4,978 ownership days, a 23.2% decrease. The total number of days our vessels earned revenue decreased by 18.8% to 3,708 days in the first nine months of 2021 from 4,564.1 days in the same period in 2020. While employed, our vessels generated a TCE rate of $15,478 per day per vessel in the first nine months of 2021 compared to $9,171 per day per vessel for the same period in 2020 (see calculation in the table above). We had 57.3 scheduled off-hire days (including drydocking and laid-up time), nil commercial off-hire and 56.7 operational off-hire days in the first nine months of 2021 compared to 210.3 scheduled off-hire days (including drydocking and laid-up time), 132.1 commercial off-hire and 71.5 operational off-hire days in the first nine months of 2020.

Commissions. Commissions for the nine-month period ended September 30, 2021 were $2.3 million. At 4.0% of time charter revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2020 during which they amounted to 4.4% for the same period of 2020. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the nine-month period ended September 30, 2021 were $0.6 million and related to expenses for repositioning voyages between time charter contracts, and owners expenses at certain ports, compared to $1.3 million for the same period of 2020. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (3.0% and 1.0% in the first nine months of 2020 and 2021) of charter revenues.

Vessel operating expenses. Vessel operating expenses were $21.4 million during the first nine months of 2021 compared to $24.7 million for the same period of 2020. Daily vessel operating expenses per vessel increased between the two periods to $5,608 per day per vessel in the first nine months of 2021 compared to $4,964 per day during the same period of 2020, a 13% increase, mainly due to the increased supply of stores, increase in hull and machinery insurance premiums and the increased crewing costs for our vessels resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first nine months of 2021, Eurobulk charged us 685 Euros per day per vessel totalling $3.2 million for the period, or $837 per day per vessel. In the same period of 2020, management fees amounted to $4.0 million, or $813 per day per vessel based on the daily rate per vessel of 685 Euros. The decrease in the total management fees is primarily due to the lower average number of vessels operating in the first nine months of 2021 compared to the same period of 2020, partly offset by the unfavourable movement in Dollar/Euro exchange rates.

Net gain / (loss) on sale of vessels. During July 2020, the Company completed the sale of three of its vessels, M/V "Manolis P", M/V "EM Oinousses" and M/V "Kuo Hsiung" and during September 2020 the sale of M/V Ninos for a total of approximately $9.8 million of net proceeds and the Company recorded a $1.3 million net gain on the sale. In the first nine months of 2021, we had no vessel sale, but the Company recognized a loss of $0.01 million on late expenses incurred for the completion of the sale of M/V “EM Athens”, which was sold in November 2020 for further trading.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first nine months of 2021, we had a total of $2.2 million of general and administrative expenses, marginally decreased from the $2.3 million incurred in the same period of 2020.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first nine months of 2021, we had two vessels passing their special survey with drydock with a total cost of $2.9 million. During the first nine months of 2020, we had one vessel completing its intermediate survey in-water and two vessels passing their special survey in-water with a total cost of $0.4 million incurred during the period.

Vessel depreciation. Vessel depreciation for the nine-month period ended September 30, 2021 was $4.8 million. Comparatively, vessel depreciation for the nine-month period ended September 30, 2020 amounted to $5.0 million. This decrease was due to the lower average number of vessels operating in the first nine months of 2021 compared to the same period of 2020.

Other operating income. In the nine months of 2021, the Company recognized other operating income of $0.2 million relating to the collection of amounts previously written off, relating to accounts with charterers of sold vessels. The Company also reached a settlement agreement in relation to a dispute with a fuel oil supplier dating back in 2009 in respect of vessel “Ninos”, to pay $0.06 million to the claimants in order for them to withdraw their claim, recording other operating income of $0.1 million, against the provision of $0.15 million already booked in prior years. Additionally the Company recognized another $1.0 million of other operating income consisting of the proceeds of a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

In January 2020, M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the H&M underwriters an “unrepaired damage” claim of $2.7 million, which was recorded as other operating income in the first nine months of 2020. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs.

Loss on write-down of vessel held for sale. The Company recorded a loss on write-down of vessel held for sale of $0.1 million in the first nine months of 2020. This amount was booked in order to reduce the carrying value of M/V "EM Oinousses", held for sale as of June 30, 2020 to its fair value less costs to sell, by reference to its negotiated and thereafter agreed sale price. There was no such case in the first nine months of 2021.

Interest and other financing costs. Interest and other financing costs for the nine-month period ended September 30, 2021 were $2.0 million. Comparatively, during the same period in 2020, interest and other financing costs amounted to $3.3 million. The decrease is attributable to the decreased amount of debt and the decreased Libor rates of our bank loans for the nine-month period ended September 30, 2021 compared to the same period in 2020, partly offset by the increase in the weighted average margin over LIBOR. The weighted average LIBOR rate on our debt for the nine-month period ended September 30, 2021 was 0.1% and the weighted average margin over LIBOR was 3.6% for a total weighted average interest rate of 3.7% as compared to a weighted average LIBOR rate for the nine-month period ended September 30, 2020 of 1.1% and a weighted average margin over LIBOR of 2.7% for a total weighted average interest rate of 3.8%.

Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, (Loss) / gain on derivative, net, Foreign exchange (loss)/ gain and Interest income. In the first nine months of 2021, we had a $0.42 million net gain on derivative from one interest rate swap contract, which consisted of a realized loss of $0.13 million and an unrealized gain of $0.55 million. For the same period of 2020, we had a $0.56 million net loss on derivative from one interest rate swap contract, which consisted of a realized gain of $0.02 million and an unrealized loss of $0.58 million. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa. Overall, Other expenses, net amounted to a total expense of $1.6 million and $3.9 million during the first nine months of 2021 and 2020, respectively.

Net income and net income attributable to common shareholders. As a result of the above, net income for the nine months ended September 30, 2021 was $20.2 million compared to a net income of $3.5 million for the same period in 2020. After payment of dividends of $0.3 million to our Series B Preferred Shares, and a preferred deemed dividend of $0.3 million arising out of the redemption of approximately $8.4 million of Series B Preferred Shares in the first half of 2021, the net income attributable to common shareholders amounted to $19.6 million for the nine months ended September 30, 2021 compared to $2.9 million for the same period of 2020, after payment of dividends of $0.5 million to our Series B Preferred Shares.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and vessels under construction and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at September 30, 2021 were $10.2 million, an increase of $3.9 million from $6.3 million at December 31, 2020. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans.

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2021 and beyond.

Cash Flows

As of September 30, 2021, we had a working capital deficit of $10.6 million. For the nine-month period ended September 30, 2021 we reported a net income of $20.2 million and a net income attributable to common shareholders of $19.6 million and generated net cash from operating activities of $26.7 million. Our cash balance amounted to $5.9 million and cash in restricted and retention accounts amounted to $4.4 million. In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of about $76.1 million, which will be financed with a combination of debt and own cash and for which $19 million are payable within the next twelve months following the date of the issuance of these financial statements. The Company has already paid an amount of $7.6 million for the first installment within the third quarter of 2021. All the payments are guaranteed by the Company. In October 2021, the newly acquired feeder container carrier M/V “Jonathan P” was delivered to the Company for a purchase price of $25.5 million and the remaining amount of $23 million was financed through a bank loan of $15 million and own cash. In November 2021, the Company also signed a contract in order to acquire a second hand intermediate container carrier for a total amount of $40.0 million to be delivered to the Company within 2021, which is expected to be financed with a combination of debt and own cash. For the next twelve months, we expect our daily TCE rates to potentially increase compared to 2020. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, we may also use funds from new mortgage debt financing for the vessels under construction and acquisition, debt refinancing, debt balloon payment refinancing, proceeds from our on-going at-the-market offering and other equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.

Our cash flow surplus from operating activities for the nine months ended September 30, 2021 was $26.7 million as compared to a net surplus from cash flows provided by operating activities of $1.7 million in the nine months ended September 30, 2020.

The major drivers of the change of cash flows from operating activities for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, are the following: an increase of the market rates during the nine months ended September 30, 2021, which resulted in a higher TCE rate of $15,478 compared to $9,171 for the corresponding period in 2020. The increase in TCE rates is also reflected in the increase of our operating income (excluding non-cash items) to $26.6 million for the nine months ended September 30, 2021 from $7.1 million for the corresponding period in 2020. To this positive effect was also added the net working capital inflow of $2.1 million during the nine months ended September 30, 2021 compared to a net working capital outflow of $2.3 million for the nine months ended September 30, 2020, mainly due to the significant decrease in the amount of payments made to our suppliers and other creditors and increase in the amounts collected from our charterers, and the lower net interest expense for the nine-month period ended September 30, 2021 compared to the corresponding period in 2020.

Net cash from investing activities.

Net cash flows used in investing activities were $10.8 million for the nine months ended September 30, 2021, compared to net cash provided by investing activities of $11.5 million for the same period of 2020. The net decrease in cash flows from investing activities of $22.3 million from 2020 is mainly attributable to $7.6 million paid in the nine-month period ended September 30, 2021 for vessels under construction and another $2.6 million paid for advances for acquisition of a vessel compared to nil for the same period of 2020, as well as to an increase of $0.2 million in payments for vessel improvements. Net cash flows provided by investing activities for the period ended September 30, 2020, included the proceeds from the sale of vessels M/V "Manolis P", M/V "EM Oinousses", M/V "Kuo Hsiung" and M/V "Ninos" amounting to $9.8 million and insurance proceeds from the unrepaired damage claim of M/V "EM Oinousses" amounting to $2.2 million.

Net cash from financing activities.

Net cash flows used in financing activities were $12.0 million for the nine months ended September 30, 2021, compared to net cash flows used in financing activities of $14.3 million for the nine months ended September 30, 2020. In the nine months ended September 30, 2021, debt principal payments increased by $5.4 million (including related party loan repayments) and preferred dividend payments increased by $0.1 million, compared to the same period of 2020. During the nine months ended September 30, 2021 there was also an inflow of $9.8 million from proceeds of long-term bank loans (net of loan arrangement fees paid), partly offset by an outflow of $2.0 million used for redemption of Series B preferred shares.

Debt Financing

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of September 30, 2021, our long-term debt comprised of five outstanding loans with a combined outstanding balance of $59.7 million, which mature between 2021 and 2025. Our long-term debt as of September 30, 2021 comprises bank loans granted to our vessel-owning subsidiaries with a combined outstanding balance of $59.7 million with margins over LIBOR ranging from 2.95% to 3.90%. A description of our loans as of September 30, 2021 is provided in Note 6 to our attached unaudited interim condensed consolidated financial statements. As of September 30, 2021, we are scheduled to repay $15.0 million of the above loans in the following twelve months.

Recent Developments

In October 2021, the Company signed a term sheet with Piraeus S.A. for a loan up to lesser of $16.5 million or such an amount that when added to the existing facility the result does not exceed the 50% of the vessels’ market value and thus increasing the financing of M/V “Synergy Antwerp”, M/V ”Synergy Busan”, M/V ”Synergy Keelung” and M/V “Synergy Oakland”. The loan will be payable in sixteen consecutive quarterly instalments, the first four of which amounting to $1,500,000 each, followed by eleven instalments of $560,000 and a last installment of $4,340,000. The interest rate margin is 2.6% over LIBOR. The loan will be secured with the following: (i) second preferred mortgages over the aforementioned vessels, (ii) second priority assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The facility is subject to customary conditions precedent and the execution of definitive documentation.

On October 18, 2021, the Company acquired the feeder containership M/V “Jonathan P” (1,740 teu, 2006 built) for a purchase price of $25.5 million. Upon delivery to the Company, the vessel commenced a three-year charter at a net rate of $26,662 per day.

On October 22, 2021, the Company signed a term loan with HSBC Bank plc, for a loan up to lesser of $15.0 million or 59.9% of the market value of M/V “Jonathan P” to post-delivery finance part of its acquisition cost. A loan of $15.0 million was drawn on October 26, 2021. The loan is payable in twelve consecutive quarterly instalments of $1,100,000 each, followed by a $1,800,000 balloon payment to be made together with the last installment. The interest rate margin is 2.35% over LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V “Jonathan P”, (ii) first assignment of earnings and insurance of the aforementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company.

On November 11, 2021, the Company entered into an agreement to acquire M/V Leo Paramount (to be renamed M/V Marcos V), a 6,350 teu containership build in 2005, for $40 million. The vessel, which is expected to be delivered to the Company within 2021, is expected to be financed by a combination of debt and own cash. Contemporaneously with the acquisition, the vessel will enter into a three-year time charter contract at a daily rate of $42,200 with a possible extension for an additional (fourth) year at the option of the charterer at $15,000 per day.

In October 2021, the Company entered into one interest rate swap with Eurobank S.A., with inception date on November 1, 2021 and maturity date on November 1, 2025, for a notional amount of $10.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 1.09% based on the notional amount.

Euroseas Ltd. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except for number of shares)

	Notes	December 31, 2020	September 30, 2021
Assets
Current assets
Cash and cash equivalents		3,559,399	5,880,947
Trade accounts receivable, net		2,013,023	1,705,921
Other receivables		1,866,624	1,041,524
Inventories		1,662,422	1,715,569
Restricted cash	6	345,010	160,859
Prepaid expenses		244,315	444,822
Total current assets		9,690,793	10,949,642

Long-term assets
Vessels, net	3	98,458,447	94,436,772
Advances for vessels under construction	3	-	7,615,944
Advances for vessel acquisition	3	-	2,557,920
Restricted cash	6	2,433,768	4,200,000
Derivative	11	-	263,945
Total assets		110,583,008	120,024,223

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	6	20,645,320	14,794,060
Related party loan, current	4, 6	2,500,000	-
Trade accounts payable		2,854,377	3,004,209
Accrued expenses		1,300,420	2,188,222
Accrued preferred dividends		168,676	-
Derivative	11	203,553	277,061
Deferred revenues		949,364	1,073,379
Due to related company	4	24,072	248,697
Total current liabilities		28,645,782	21,585,628

(Unaudited Condensed Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except for number of shares)

(continued)

	Notes	December 31, 2020	September 30, 2021

Long-term liabilities
Long-term bank loans, net of current portion	6	46,220,028	44,439,916
Derivative	11	362,195	-
Total long-term liabilities		46,582,223	44,439,916
Total liabilities		75,228,005	66,025,544

Commitments and Contingencies	7

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 8,365 and nil issued and outstanding, respectively)	10	8,019,636	-
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 7,244,891 issued and outstanding)		201,268	217,347
Additional paid-in capital		257,467,980	264,515,618
Accumulated deficit		(230,333,881)	(210,734,286)
Total shareholders’ equity		27,335,367	53,998,679
Total liabilities, mezzanine equity and shareholders’ equity		110,583,008	120,024,223

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars – except for number of shares)

		Nine months ended September 30,
	Notes	2020	2021
Revenues
Time charter revenue		43,148,575	57,980,391
Commissions (including $539,357 and $575,283, respectively, to related party)	4	(1,878,833)	(2,340,579)
Net revenue		41,269,742	55,639,812

Operating expenses/ (income)
Voyage expenses		1,290,792	588,706
Vessel operating expenses (including $240,764 and $161,672, respectively, to related party)	4	24,710,877	21,431,974
Dry-docking expenses		437,106	2,898,981
Vessel depreciation	3	5,001,837	4,789,629
Related party management fees	4	4,048,805	3,201,105
Net (gain)/ loss on sale of vessels (including $80,161 and $nil, respectively, to related party)		(1,305,016)	9,417
General and administrative expenses (including $1,500,000 to related party)	4	2,274,205	2,247,097
Other operating income	5	(2,687,205)	(1,298,318)
Loss on write-down of vessel held for sale	11	121,165	-
Total operating expenses, net		33,892,566	33,868,591

Operating income		7,377,176	21,771,221

Other (expenses)/ income
Interest and other financing costs (including $287,672 and $50,000, respectively, to related party)	4, 6	(3,320,074)	(2,003,077)
(Loss)/ gain on derivative, net	11	(564,631)	421,308
Foreign exchange (loss) / gain		(42,538)	7,921
Interest income		16,191	2,969
Other expenses, net		(3,911,052)	(1,570,879)
Net income		3,466,124	20,200,342
Dividend Series B Preferred shares	10	(524,621)	(255,324)
Preferred deemed dividend	10	-	(345,423)
Net income attributable to common shareholders	9	2,941,503	19,599,595
Weighted average number of shares outstanding during the period, basic	9	5,621,159	6,898,195
Earnings per share attributable to the common shareholders, basic	9	0.52	2.84
Weighted average number of shares outstanding during the period, diluted	9	5,621,159	6,942,614
Earnings per share attributable to the common shareholders, diluted	9	0.52	2.82

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except for number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	3,466,124	3,466,124
Dividends to Series B preferred shares	-	-	-	(524,621)	(524,621)
Offering expenses	-	-	(65,916)	-	(65,916)
Issuance of shares sold at the market (ATM), net of issuance costs	200,000	6,000	709,550	-	715,550
Share-based compensation	-	-	91,546	-	91,546
Balance, September 30, 2020	5,800,259	174,008	254,702,888	(230,740,512)	24,136,384

Balance, January 1, 2021	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	20,200,342	20,200,342
Dividends to Series B preferred shares	-	-	-	(255,324)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)	(345,423)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,488	741,065	-	743,553
Issuance of shares in connection with the redemption of Series B Preferred Shares	453,044	13,591	6,351,673	-	6,365,264
Offering expenses	-	-	(118,776)	-	(118,776)
Share based compensation	-	-	73,676	-	73,676
Balance, September 30, 2021	7,244,891	217,347	264,515,618	(210,734,286)	53,998,679

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the nine months ended September 30,
	2020	2021
Cash flows from operating activities:
Net income	3,466,124	20,200,342
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	5,001,837	4,789,629
Amortization of deferred charges	216,524	150,008
Share-based compensation	91,546	73,676
Net (gain) / loss on sale of vessels	(1,305,016)	9,417
Loss on write-down of vessel held for sale	121,165	-
Gain on hull and machinery claim	(2,687,205)	-
Amortization of fair value of below market time charters acquired	(1,473,731)	-
Unrealized loss / (gain) on derivative	582,850	(552,632)
Changes in operating assets and liabilities	(2,309,846)	2,052,628
Net cash provided by operating activities	1,704,248	26,723,068

Cash flows from investing activities:
Cash paid for vessels under construction	-	(7,615,294)
Cash paid for vessel acquisition and capitalized expenses	-	(2,550,714)
Cash paid for vessel improvements	(451,846)	(621,704)
Proceeds from sale of vessels	9,752,649	-
Insurance proceeds	2,226,140	-
Net cash provided by / (used in) investing activities	11,526,943	(10,787,712)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	715,550	743,553
Redemption of Series B preferred shares	-	(2,000,000)
Preferred dividends paid	(320,877)	(424,000)
Loan arrangement fees paid	-	(225,000)
Offering expenses paid	(40,846)	(69,900)
Proceeds from long-term bank loans	-	10,000,000
Repayment of long-term bank loans	(14,076,150)	(17,556,380)
Repayment of related party loan	(625,000)	(2,500,000)
Net cash used in financing activities	(14,347,323)	(12,031,727)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(1,116,132)	3,903,629
Cash, cash equivalents and restricted cash at beginning of period	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of period	4,813,929	10,241,806

(Unaudited Condensed Consolidated Statements of Cash Flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the nine months ended September 30,
	2020	2021
Cash breakdown
Cash and cash equivalents	2,271,069	5,880,947
Restricted cash, current	208,593	160,859
Restricted cash, long term	2,334,267	4,200,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,813,929	10,241,806

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the “Company” or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc., Colby Trading Ltd., Preferred Friends Investment Company Inc. and Diamantis Shareholders Ltd. which, in turn, own 52.0% of the Company’s shares as of September 30, 2021.

In January and February 2021, the Company sold 82,901 shares of common stock under its at-the-market offering for approximately $0.74 million of net proceeds.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd. and its wholly owned vessel owning subsidiaries, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (“SEC”) on Form 20-F on April 28, 2021.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

As of September 30, 2021, the Company had a working capital deficit of $10.6 million. For the nine-month period ended September 30, 2021 the Company reported a net income of $20.2 million and a net income attributable to common shareholders of $19.6 million and generated net cash from operating activities of $26.7 million. The Company’s cash balance amounted to $5.9 million and cash in restricted and retention accounts amounted to $4.4 million. In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of about $76.1 million, which will be financed with a combination of debt and own cash and for which $19 million are payable within the next twelve months following the date of the issuance of these financial statements. The Company has already paid an amount of $7.6 million for the first installment within the third quarter of 2021. All the payments are guaranteed by the Company. In October 2021, the newly acquired feeder container carrier M/V “Jonathan P” was delivered to the Company for a purchase price of $25.5 million and the remaining amount of $23 million was financed through a bank loan of $15 million and own cash. In November 2021, the Company also signed a contract in order to acquire a second hand intermediate container carrier for a total amount of $40.0 million to be delivered to the Company within 2021, which is expected to be financed with a combination of debt and own cash. The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, the Company may also use funds from new mortgage debt financing for the vessels under construction and acquisition, debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements is included in Note 2 of the Company’s consolidated financial statements, included in Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the "2020 Annual Report"). There have been no changes to the Company’s significant accounting policies.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3.	Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2021	116,331,440	(17,872,993)	98,458,447
Depreciation for the period	-	(4,789,629)	(4,789,629)
Capitalized expenses	767,954	-	767,954
Balance, September 30, 2021	117,099,394	(22,662,622)	94,436,772

Capitalized expenses for the nine-month period ended  September 30, 2021 mainly refer to smart bunkers monitoring systems (“Flow meters”) installed on all of the Company’s vessels and installation of Water Ballast Treatment (“WBT”) systems on two of the Company’s vessels.

The balance of “Advances for vessel acquisition” in the unaudited condensed consolidated balance sheet as of September 30, 2021, mainly refers to the 10% deposit the Company paid in order to acquire the feeder containership (1,740 teu, 2006 built) M/V Jonathan P, as per the Memorandum of Agreement entered in September 2021, amounting to $2.56 million.

On June 29, 2021, the Company has signed a contract for the construction of two Eco design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in Korea. The two newbuildings are scheduled to be delivered during the first and second quarter of 2023, respectively. The total consideration for these two newbuilding contracts is about $76.1 million which will be financed with a combination of debt and own cash. Within the nine-month period ended September 30, 2021 the Company paid the first instalment of $3.8 million per vessel related to the construction of the vessels. The total balance of $7.6 million as of September 30, 2021 is included under “Advances for vessels under construction” in the unaudited interim consolidated balance sheet. See Note 7 for schedule of outstanding payments to the yard.

As of September 30, 2021 all vessels are used as collateral under the Company’s loan agreements, except for M/V “Akinada Bridge” (see Note 6).

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions

Details of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2021 and are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company, which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for both the nine-month periods ended September 30, 2020 and 2021 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $4,048,805 and $3,201,105 in the nine-month periods ended September 30, 2020 and 2021, respectively. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2021 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of comprehensive income.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the nine months ended September 30, 2020 and 2021, compensation paid to the Management Company for such additional services to the Company was $1,500,000. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists. As of December 31, 2020 and September 30, 2021, the amount due to related company was $24,072 and $248,697, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues. Commissions to Eurochart S.A. for chartering services were $539,357 and $575,283 for the nine-month periods ended September 30, 2020 and 2021, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of comprehensive income.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $78,919 and $161,845 in the first nine months of 2020, respectively. In the first nine months of 2021, total fees charged by Sentinel and Technomar were $53,883 and $107,789, respectively. These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of comprehensive income.

On  September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. Within the second quarter of 2020 the Company repaid $625,000 of the above loan. In  November 2020, the outstanding amount of the loan was converted into common shares of the Company.

On  November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The loan was fully repaid on  March 31, 2021. The interest rate applied on both agreements was 8% per annum, interest on the loans was payable quarterly and amounted to $287,672 and $50,000 for the nine-month periods ended  September 30, 2020 and 2021, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5.	Other operating income

In   January 2020, M/V EM Oinousses experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the Hull & Machinery (“H&M”) underwriters an “unrepaired damage” claim of $2.7 million. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs. As a result of the above, the Company recognized other operating income of $2.7 million in the nine-month period ended September 30, 2020.

A subsidiary of the Company, Alterwall Business Inc., owner at that time of M/V “Ninos”, was involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in  October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in  November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank had restricted an equal amount of the Company's cash, which is presented within “Restricted Cash” under “Long-term assets” as of   December 31, 2020 in the consolidated balance sheet. The Company has made a provision of $0.15 million in prior years for any costs that  may be incurred from the case. In  June 2021 the Company reached an agreement with the claimants to pay $0.06 million in order for them to withdraw their claim. After accounting for the settlement amount and additional estimated costs of $0.01 million, the Company recognized other operating income of $0.08 million in the nine-month period ended  September 30, 2021, against the provision of $0.15 million already booked in prior years and the restricted amount of $0.53 million was released to the Company.

In  February 2020, the Company entered into an agreement to sell for scrap M/V “Manolis P”. The vessel reached her destination port on  April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers was since in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. The court dismissed the opponents claim in  June 2021. The Company recognized other operating income of $1.0 million in the nine-month period ended  September 30, 2021, after accounting for estimated expenses for the arbitration.

The Company also recorded other operating income amounting to $0.2 million in the nine-month period ended  September 30, 2021 following the collection of amounts previously written off, relating to accounts with charterers of sold vessels.

These amounts are recorded under “Other operating income” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6.	Long-Term Bank Loans

Long-term bank loans of the Company as of December 31, 2020 and September 30, 2021 are as follows:

Borrower	December 31, 2020	September 30, 2021
Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	24,625,000	-
Joanna Maritime Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	-	12,200,000
Diamantis Shipowners Ltd.	3,026,300	2,544,920
Spetses Shipowners Ltd. / Kea Shipowners Ltd. / Hydra Shipowners Ltd.	11,150,000	8,900,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	28,500,000	26,100,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	-	10,000,000
	67,301,300	59,744,920
Less: Current portion	(20,891,840)	(14,994,920)
Long-term portion	46,409,460	44,750,000
Deferred charges, current portion	246,520	200,860
Deferred charges, long-term portion	189,432	310,084
Long-term bank loans, current portion net of deferred charges	20,645,320	14,794,060
Long-term bank loans, long-term portion net of deferred charges	46,220,028	44,439,916

Loan from related party, current
Euroseas Ltd.	2,500,000	-

The future annual loan repayments are as follows:

To September 30:
2022	14,994,920
2023	20,550,000
2024	20,200,000
2025	4,000,000
Total	59,744,920

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6.	Long-Term Debt – continued

Details of the loans are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2020 included in the 2020 Annual Report.

In  March 2021, the Company agreed with one of its lenders to prepay an amount of $0.9 million, representing the installments of the third and fourth quarter of 2020, which were previously deferred to be repaid together with the respective balloon instalment. The prepayment took place on  May 7, 2021.

On September 6, 2021, the Company signed a loan facility with Sinopac Capital International (HK) Ltd. (“Sinopac”) and on September 9, 2021 drew the amount of $10,000,000. The loan was drawn by Corfu Navigation Ltd. and Jonathan John Shipping Ltd. enabling the borrowers to refinance, together with own funds, the total outstanding indebtedness of Corfu Navigation Ltd., Jonathan John Shipping Ltd. and Bridge Shipping Ltd. with Eurobank Ergasias S.A., amounting to $10,100,000. The loan is payable in sixteen consecutive equal quarterly instalments of $500,000 plus a balloon amount of $2,000,000. The margin of the loan is 3.5% above Libor. Since Bridge Shipping Ltd., owner of M/V Akinada Bridge, was not included as a borrower in the refinancing agreement with Sinopac, M/V Akinada Bridge is unencumbered since September 9, 2021.

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $2,245,010 and $4,360,859 as of December 31, 2020 and  September 30, 2021, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of  September 30, 2021, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the nine-month periods ended  September 30, 2020 and 2021 amounted to $3,320,074 and $2,003,077, respectively.

.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of  September 30, 2021, future gross minimum revenues under non-cancellable time charter agreements total $158.7 million, $84.1 million of which is due in the period ending  September 30, 2022, $44.7 million is due in period ending  September 30, 2023, $28.1 million is due in period ending  September 30, 2024 and $1.8 million is due in period ending  December 31, 2024. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter and estimated scheduled off-hires days for dry-dockings. Such off-hire estimate  may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  September 30, 2021, the Company had under construction two container carriers with a total contracted amount of $76.1 million. In the third quarter of 2021, the Company paid an amount of $7.6 million for the first instalment of the contract. An amount of $15.2 million is payable in the period ending  September 30, 2022 and $53.3 million is payable in the period ending  September 30, 2023. The Company will finance these commitments with bank financing and own cash.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8.	Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2021, and changes during the nine-month period ended September 30, 2021, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2021	53,303	3.46
Granted	-	-
Vested	(7,410)	5.84
Forfeited	-	-
Unvested on September 30, 2021	45,893	3.08

As of September 30, 2021, there was $70,203 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.7 years. For the nine-month periods ended September 30, 2020 and 2021 the share based compensation recognized relating to the unvested shares was $91,546 and $73,676, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9.	Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	For the nine months ended September 30,
	2020	2021

Net income	3,466,124	20,200,342
Dividend Series B Preferred shares	(524,621)	(255,324)
Preferred deemed dividend	-	(345,423)
Net income attributable to common shareholders	2,941,503	19,599,595
Weighted average common shares – outstanding, basic	5,621,159	6,898,195
Basic earnings per share	0.52	2.84
Effect of dilutive securities:
Dilutive effect of non-vested shares	-	44,419
Weighted average common shares – outstanding, diluted	5,621,159	6,942,614
Diluted earnings per share	0.52	2.82

The Company excluded the effect of 15,555 unvested incentive award shares as of September 30, 2020, as well as the effect of Series B preferred shares, as they were anti-dilutive, while nil shares were excluded as of September 30, 2021. The number of dilutive securities was nil shares in the nine-month periods ended September 30, 2020.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10.	Preferred shares

A summary of the Company's “Preferred shares” is included in Note 15 of the Company’s consolidated financial statements for the year ended  December 31, 2020 included in the 2020 Annual Report.

On  January 29, 2021, the Company redeemed 2,000 of Series B Convertible Perpetual Preferred Shares (“Preferred Shares”) outstanding and paid $2,000,000 to the Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Preferred Shares shareholders to set the dividend rate of its Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until  January 29, 2023, after which date the dividend rate will increase to 14%, and will be payable only in cash.

In  June 2021, the Company agreed with the Preferred Shares shareholders to convert into shares of common stock the outstanding number of its Series B Preferred Shares. As result of the conversion, Euroseas issued 453,044 common shares to the holders of the Series B Preferred Shares and redeemed the outstanding amount of $6,365,000.

In addition, $345,423 of preferred deemed dividends were recorded as a result of the redemption of the outstanding amount of the Series B Preferred Shares as described above.

For the nine-month period ended  September 30, 2020, the Company declared three consecutive dividends totaling $0.52 million, of which $0.15 million were paid in cash and $0.37 million were paid-in kind. For the nine-month period ended  September 30, 2021 the Company declared two consecutive dividends totaling $0.26 million, which were paid in  July 2021.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they did not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “(Loss)/ gain on derivative, net” in the unaudited condensed consolidated statements of comprehensive income. On  April 16, 2020, the Company entered into one interest rate swap contract with Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $30.0 million, with inception date on  April 24, 2020 and maturity date on  April 24, 2025. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the relevant notional amount. Therefore, as of  September 30, 2021, the Company had one open swap contract for a notional amount of $30.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related company approximate their individual carrying amounts as of  December 31, 2020 and  September 30, 2021, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of  September 30, 2021, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s interest rate swap is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11.	Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

		Fair Value Measurement as of December 31,2020
	Balance Sheet Location	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	Derivative, current liability portion	$203,553	-	$203,553	-
Interest rate swap contract, long-term portion	Derivative, long-term liability portion	$362,195	-	$362,195	-

		Fair Value Measurement as of September 30,2021
	Balance Sheet Location	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, long-term assets	Derivative, long-term assets	$263,945	-	$263,945	-
Liabilities
Interest rate swap contract, current	Derivative, current liability portion	$277,061	-	$277,061	-

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11.	Financial Instruments - continued

Fair value of financial instruments - continued

The amount of (Loss) / gain on derivative, net recognized in the unaudited condensed consolidated statements of comprehensive income, is analyzed as follows:

Derivative not designated as hedging instrument	Location of loss recognized	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Interest rate swap contract – Unrealized (loss) / gain	(Loss) / gain on derivative, net	(582,850)	552,632
Interest rate swap contract - Realized gain / (loss)	(Loss)/ gain on derivative, net	18,219	(131,324)
Total (loss) / gain on derivative		(564,631)	421,308

Asset Measured at Fair Value on a Non-recurring Basis

As of June 30, 2020 the vessel M/V "EM Oinousses" with a carrying amount of $3.77 million, was classified as vessel held for sale and written down to its fair value of $3.87 million, less estimated costs to sell of $0.22 million, resulting in a loss of $0.12 million, which was included in the unaudited condensed consolidated statement of comprehensive income under “Loss on write-down of vessel held for sale”. The fair value of M/V "EM Oinousses" was determined by reference to its negotiated and thereafter agreed sale price and is considered Level 2.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12.	Subsequent Events

The following events occurred after September 30, 2021:

a.

In October 2021, the Company signed a term sheet with Piraeus S.A. for a loan up to lesser of $16.5 million or such an amount that when added to the existing facility the result does not exceed the 50% of the vessels’ market value and thus increasing the financing of M/V “Synergy Antwerp”, M/V ”Synergy Busan”, M/V ”Synergy Keelung” and M/V “Synergy Oakland”. The loan will be payable in sixteen consecutive quarterly instalments, the first four of which amounting to $1,500,000 each, followed by eleven instalments of $560,000 and a last installment of $4,340,000. The interest rate margin is 2.6% over LIBOR. The loan will be secured with the following: (i) second preferred mortgages over the aforementioned vessels, (ii) second priority assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The facility is subject to customary conditions precedent and the execution of definitive documentation.

b.

On October 18, 2021, the Company acquired the feeder containership M/V “Jonathan P” (1,740 teu, 2006 built) for a purchase price of $25.5 million. Upon delivery to the Company, the vessel commenced a three-year charter at a net rate of $26,662 per day.

c.

On  October 22, 2021, the Company signed a term loan with HSBC Bank plc, for a loan up to lesser of $15.0 million or 59.9% of the vessel market value of M/V “Jonathan P” to post-delivery finance part of its acquisition cost. The loan is payable in twelve consecutive quarterly instalments of $1,100,000 each, followed by a $1,800,000 balloon payment to be made together with the last installment. The interest rate margin is 2.35% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Jonathan P”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.

d.

On November 11, 2021, the Company entered into an agreement to acquire M/V Leo Paramount (to be renamed M/V Marcos V), a 6,350 teu containership build in 2005, for $40 million. The vessel, which is expected to be delivered to the Company within 2021, is expected to be financed by a combination of debt and own cash. Contemporaneously with the acquisition, the vessel will enter into a three-year time charter contract at a daily rate of $42,200 with a possible extension for an additional (fourth) year at the option of the charterer at $15,000 per day.

e.

In October 2021, the Company entered into one interest rate swap with Eurobank S.A., with inception date on November 1, 2021 and maturity date on November 1, 2025, for a notional amount of $10.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 1.09% based on the notional amount.